Exhibit 10.1

EXECUTION VERSION

CSW INDUSTRIALS, INC.

EXECUTIVE CHANGE IN CONTROL

AND SEVERANCE BENEFIT PLAN

1. Purpose and Effective Date. CSW Industrials, Inc. (the “Company”) has adopted this Executive Change in Control and Severance Benefit Plan (the “Plan”) to provide for the payment of severance and/or change in control benefits to Eligible Individuals. The effective date of the Plan is December 9, 2016 (the “Effective Date”).

2. Definitions. For purposes of the Plan, the terms listed below will have the meanings specified herein:

(a) “Accrued Payments” means (i) any unpaid Base Salary through the Date of Termination (but calculated at the rate then in effect), which shall be paid within 30 days of the Date of Termination, (ii) any unpaid Performance Bonus actually earned for the fiscal year prior to the fiscal year in which the Date of Termination occurs, which shall be paid at the time annual bonuses are normally paid by the Company, (iii) unreimbursed business or other expenses accrued through the Date of Termination that are eligible for reimbursement in accordance with the applicable Company policies (provided that such expenses and any required substantiation and documentation are submitted in accordance with applicable Company policies), and (iv) such employee benefits, if any, as to which an Eligible Individual may be entitled pursuant to the terms governing such benefits.

(b) “Applicable Performance Bonus” means the greater of (i) the Eligible Individual’s actual Performance Bonus amount earned for the fiscal year preceding the fiscal year in which the Date of Termination occurs, or (ii) the Eligible Individual’s target Performance Bonus for the fiscal year in which the Date of Termination occurs.

(c) “Base Salary” means the amount an Eligible Individual is entitled to receive as wages or salary on an annualized basis, calculated as of the Date of Termination or, if greater, as in effect within the 12 months preceding the Date of Termination.

(d) “Board” means the Board of Directors of the Company.

(e) “Cause” means the occurrence of any of the following: (i) the Eligible Individual’s commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment of the Eligible Individual to the detriment of the Company, (ii) the Eligible Individual’s conviction of, or entry into a plea of nolo contendere to, a misdemeanor involving moral turpitude or a felony, (iii) the Eligible Individual’s failure to perform his or her responsibilities, provided that such failures have continued for more than 30 days following written notice thereof delivered to the Eligible Individual by the Board, in the case of the Company’s Chief Executive Officer, or by the Chief Executive Officer, in the case of any other Eligible Individual, (iv) the Eligible Individual’s violation of any of the Company’s material policies or procedures that occurs or continues beyond 30 days after written notice thereof to the Eligible Individual by the Board, in the case of the Company’s Chief Executive Officer, or by the Chief Executive Officer, in the case of any other Eligible Individual, or (v) any material breach by the Eligible Individual of any material agreement with the Company, provided that such breach is not corrected, to the extent correctable, within 30 days following written notice thereof to the Eligible Individual by the Board, in the case of the Company’s Chief Executive Officer, or by the Chief Executive Officer, in the case of any other Eligible Individual.

(f) “Change in Control” shall have the meaning given such term in the Company’s 2015 Equity and Incentive Compensation Plan, as amended from time to time.

(g) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and applicable administrative guidance issued thereunder.

(i) “Date of Termination” means the date of receipt of the Notice of Termination or any later date specified therein, as the case may be; provided, however, that if an Eligible Individual’s employment is terminated by reason of death, the Date of Termination shall be the date of death of the Eligible Individual. For all purposes of the Plan, an Eligible Individual’s Date of Termination shall not occur prior to the date the Eligible Individual incurs a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code.

(j) “Disability” means the Eligible Individual’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(k) “Good Reason” means, without the express written consent of the Eligible Individual, the occurrence of one of the following arising on or after the date such Eligible Individual commences participation in this Plan, as determined in a manner consistent with Treasury Regulation § 1.409A-1(n)(2)(ii): (i) a material reduction in the Eligible Individual’s base compensation, (ii) a material diminution in the Eligible Individual’s authority, duties or responsibilities, (iii) a permanent relocation in the geographic location at which the Eligible Individual must perform services to a location more than 50 miles from the location at which the Eligible Individual normally performed services immediately before the relocation, (iv) a material reduction in the authority, duties or responsibilities of the person to whom the Eligible Individual reports, or (v) any other action or inaction that constitutes a material breach by the Company of its obligations under this Plan or any other material agreement between the Company and the Eligible Individual. In the case of an Eligible Individual’s allegation of Good Reason, (A) the Eligible Individual shall provide notice to the Company of the event alleged to constitute Good Reason within 60 days after the initial occurrence of such event, and (B) the Company shall have the opportunity to remedy the alleged Good Reason event within 30 days from receipt of notice of such allegation. If not remedied within that 30-day period, the Eligible Individual may submit a Notice of Termination, provided that the Notice of Termination must be given no later than 100 days after the expiration of such 30 day period; otherwise, the Eligible Individual will be deemed to have accepted such event, or the Company’s remedy of such event, that may have given rise to the existence of Good Reason; provided, however, such acceptance shall be limited to the occurrence of such event and shall not waive the Eligible Individual’s right to claim Good Reason with respect to future similar events.

(l) “Notice of Termination” means a written notice communicated by the Company or the Eligible Individual, as applicable, that (i) indicates the specific reason for termination of the Eligible Individual’s employment, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for the termination, and (iii) specifies the Date of Termination.

(m) “Performance Bonus” means the annual incentive bonus payment an Eligible Individual is eligible to receive for a given fiscal year pursuant to the Company’s annual incentive program in effect from time to time for its senior executives.

(n) “Pro-Rata Bonus” means an amount equal to the Applicable Performance Bonus, multiplied by a fraction, the numerator of which is the number of days during which the Eligible Individual was employed by the Company in the fiscal year of termination, and the denominator of which is 365.

(o) “Release Conditions” means the Eligible Individual’s (or his or her estate’s) execution and delivery to the Company on or prior to the 50th day following the Date of Termination of a release of claims agreement in the Company’s customary form, which shall exclude (and not release) claims for indemnification, claims for coverage under officer and director policies, and claims as a direct or indirect stockholder of the Company and which may be amended by the Company to reflect changes in applicable laws and regulations and, where applicable, the Eligible Individual’s (or his or her estate’s) non-revocation of such release.

3. Administration of the Plan.

(a) Authority of the Administrator. The Plan will be administered by the Board, or by a person or committee appointed by the Board to administer the Plan (the “Administrator”). Subject to the express provisions of the Plan and applicable law, the Administrator will have the authority, in its sole and absolute discretion, to: (i) adopt, amend, and rescind administrative and interpretive rules and regulations related to the Plan, (ii) delegate its authority and duties under the Plan to such agents (including officers or managers of the Company, or committees thereof) as it may appoint from time to time, including the delegation of those administrative functions and ministerial acts and responsibilities as the Administrator deems appropriate, and (iii) make all other determinations, perform all other acts and exercise all other powers and authority necessary or advisable for administering the Plan. The Administrator shall have complete discretion and authority with respect to the Plan and its application except to the extent that discretion is expressly limited by the Plan. The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in the Plan in any manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Administrator will be the sole and final judge of that necessity or desirability. Any action of, or determination by, the Administrator will be final, conclusive and binding on all persons, including the Company, its owners, each Eligible Individual, or other persons claiming rights from or through an Eligible Individual. The express grant of any specific power to the Administrator, and the taking of any action by the Administrator, will not be construed as limiting any power or authority of the Administrator.

(b) Limitation of Liability. The Administrator will be entitled to, in good faith, rely or act upon any report or other information furnished to the Administrator by any officer or employee of the Company, the Company’s legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. The Administrator and any officer or employee of the Company acting at the direction or on behalf of the Administrator will not be personally liable for any action or determination taken or made in good faith with respect to the Plan and will, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

4. Eligibility. The employees of the Company listed on Exhibit A attached hereto, as the same may be updated from time to time by the Board, are eligible (“Eligible Individuals”) to receive the benefits described in this Plan. Eligible Individuals will be further designated on Exhibit A as either Level One Participants or Level Two Participants for purposes of this Plan.

5. Plan Benefits.

(a) Termination Due to Death or Disability. In the event an Eligible Individual’s employment terminates by reason of his or her death or Disability, the Eligible Individual (or his or her estate) will, contingent upon the Eligible Individual (or his or her estate) satisfying the Release Conditions, be entitled to receive:

(i) the Accrued Payments; plus

(ii) a Pro-Rata Bonus for the fiscal year in which the Date of Termination occurs, payable no later than 60 days after the Date of Termination; plus

(iii) until the 12 month anniversary of the Eligible Individual’s Date of Termination, continued medical and dental insurance coverage for the Eligible Individual and his or her eligible dependents under the Company’s group health plans in effect on the Date of Termination on the same terms and conditions as active employees of the Company pursuant to an in-kind benefit arrangement that satisfies the requirements of Treas. Reg. §1.409A-3(k)(1)(iv)(A), at a cost to the Eligible Individual that is equal to the cost for an active employee for similar coverage with any Company-borne costs of such continued coverage imputed as income to the Eligible Individual and reported on Form W-2; provided, that in the event the Company determines it is unable to provide the continued coverage under its group health plans or to the extent such continued coverage would subject the Company to negative tax consequences or would be provided during a period when, in the absence of the benefits provided herein, the Eligible Individual and his or her dependents would not be entitled to continuation coverage under COBRA, the Company will reimburse the Eligible Individual for amounts necessary to enable the Eligible Individual to obtain similar benefits, and any such reimbursement will be made in accordance with the provisions of Treas. Reg. §1.409A-3(i)(1)(iv). The health care continuation coverage period under COBRA shall run concurrently with the period during which continued benefits are being provided pursuant hereto; plus

(iv) immediate vesting in full of all unvested equity-based awards held by the Eligible Individual as of the Date of Termination; provided, that, in the case of awards that remain subject to objective performance-based determinations, such awards shall vest in accordance with the terms provided in the applicable award agreement governing such performance awards; plus

(v) all stock options held by the Eligible Individual as of the Date of Termination will remain exercisable until the earlier to occur of (A) the date that is one year following the Date of Termination or (B) the original expiration date of the option (provided such date is no later than the tenth anniversary of the original date of grant of the option).

(b) Termination Without Cause or For Good Reason. In the event an Eligible Individual’s employment is terminated by the Company without Cause or by the Eligible Individual for Good Reason, the Eligible Individual will, contingent upon the Eligible Individual satisfying the Release Conditions, be entitled to receive:

(i) the Accrued Payments; plus

(ii) a Pro-Rata Bonus for the fiscal year in which the Date of Termination occurs, payable no later than 60 days after the Date of Termination; provided, that, notwithstanding the foregoing, with respect to any Performance Bonus (or portion thereof) for the fiscal year in which the Date of Termination occurs that is intended to constitute “performance-based compensation” within the meaning of Section 162(m) of the Code (the “Section 162(m) Bonus”), the Eligible Individual shall instead be entitled to receive an amount equal to the Section 162(m) Bonus that the Eligible Individual would have been entitled to receive for such fiscal year based on performance actually attained, multiplied by a fraction, the numerator of which is the number of days during which the Eligible Individual was employed by the Company in the fiscal year of termination and the denominator of which is 365, payable as soon as administratively feasible, but in no event later than the 15th day of the third calendar month of the Company’s fiscal year following the fiscal year to which such Section 162(m) Bonus relates; plus

(iii) a lump sum payment equal to (1) in the case of a Level One Participant, two times, and (2) in the case of a Level Two Participant, one times, an amount equivalent to 12 months of Base Salary, payable no later than 60 days after the Date of Termination; plus

(iv) until the earlier to occur of (A) the 24 month anniversary of the Eligible Individual’s Date of Termination, in the case of a Level One Participant, or the 12 month anniversary of the Eligible Individual’s Date of Termination, in the case of a Level Two Participant, and (B) the Eligible Individual’s acceptance of full time employment with another entity, continued medical and dental insurance coverage for the Eligible Individual and his or her eligible dependents under the Company’s group health plans in effect on the Date of Termination on the same terms and conditions as active employees of the Company pursuant to an in-kind benefit arrangement that satisfies the requirements of Treas. Reg. §1.409A-3(k)(1)(iv)(A), at a cost to the Eligible Individual that is equal to the cost for an active employee for similar coverage with any Company-

borne costs of such continued coverage imputed as income to the Eligible Individual and reported on Form W-2; provided, that in the event the Company determines it is unable to provide the continued coverage under its group health plans or to the extent such continued coverage would subject the Company to negative tax consequences or would be provided during a period when, in the absence of the benefits provided herein, the Eligible Individual and his or her dependents would not be entitled to continuation coverage under COBRA, the Company will reimburse the Eligible Individual for amounts necessary to enable the Eligible Individual to obtain similar benefits, and any such reimbursement will be made in accordance with the provisions of Treas. Reg. §1.409A-3(i)(1)(iv). The health care continuation coverage period under COBRA shall run concurrently with the period during which continued benefits are being provided pursuant hereto; plus

(v) immediate vesting in full of all unvested equity-based awards held by the Eligible Individual as of the Date of Termination which have a vesting date within (1) in the case of a Level One Participant, two years, and (2) in the case of a Level Two Participant, one year, of the Date of Termination, except in the case of awards that remain subject to objective performance-based determinations, in which case such awards with a performance period end date occurring during the applicable time frames described within this paragraph (v) will remain outstanding and will immediately vest upon, and to the extent of, the determination that such performance criteria have been satisfied; plus

(vi) all stock options held by the Eligible Individual as of the Date of Termination will remain exercisable until the earlier to occur of (A) the date that is one year following the Date of Termination or (B) the original expiration date of the option (provided such date is no later than the tenth anniversary of the original date of grant of the option).

(c) Change in Control.

(i) Upon the occurrence of a Change in Control, all unvested equity-based awards held by the Eligible Individual as of the date the Change in Control occurs shall immediately vest in full, regardless of any other established vesting schedule, such that all remaining unvested equity awards shall be fully vested on the date of such Change in Control. In the case of awards subject to objective performance-based determinations, such awards shall vest in accordance with the terms provided in the applicable award agreement governing such performance awards.

(ii) In the event an Eligible Individual is terminated by the Company without Cause or an Eligible Individual terminates employment for Good Reason, in each case within two years following a Change in Control, then the Eligible Individual will, contingent upon the Eligible Individual satisfying the Release Conditions, be entitled to receive:

A. the Accrued Payments; plus

B. a Pro-Rata Bonus for the fiscal year in which the Date of Termination occurs, payable no later than 60 days after the Date of Termination; plus

C. a lump sum payment equal to (1) in the case of a Level One Participant, three times, and (2) in the case of a Level Two Participant, two times, the sum of (a) an amount equivalent to 12 months of Base Salary plus (b) the Eligible Individual’s Applicable Performance Bonus, payable no later than 60 days after the Date of Termination; plus

D. until the earlier to occur of (A) the 24 month anniversary of the Eligible Individual’s Date of Termination, and (B) the Eligible Individual’s acceptance of full time employment with another entity, continued medical and dental insurance coverage for the Eligible Individual and his or her eligible dependents under the Company’s group health plans in effect on the Date of Termination on the same terms and conditions as active employees of the Company pursuant to an in-kind benefit arrangement that satisfies the requirements of Treas. Reg. §1.409A-3(k)(1)(iv)(A), at a cost to the Eligible Individual that is equal to the cost for an active employee for similar coverage with any Company-borne costs of such continued coverage imputed as income to the Eligible Individual and reported on Form W-2; provided, that in the event the Company determines it is unable to provide the continued coverage under its group health plans or to the extent such continued coverage would subject the Company to negative tax consequences or would be provided during a period when, in the absence of the benefits provided herein, the Eligible Individual and his or her dependents would not be entitled to continuation coverage under COBRA, the Company will reimburse the Eligible Individual for amounts necessary to enable the Eligible Individual to obtain similar benefits, and any such reimbursement will be made in accordance with the provisions of Treas. Reg. §1.409A-3(i)(1)(iv). The health care continuation coverage period under COBRA shall run concurrently with the period during which continued benefits are being provided pursuant hereto.

6. Certain Excise Taxes. Notwithstanding anything to the contrary in this Plan, if an Eligible Individual is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in this Plan, together with any other payments and benefits which such Eligible Individual has the right to receive from the Company or any of its affiliates, would, either separately or in the aggregate, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in this Plan shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by such Eligible Individual from the Company and its affiliates will be one dollar ($1.00) less than three times such Eligible Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by such Eligible Individual shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to such Eligible Individual (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times such Eligible Individual’s base amount, then such Eligible Individual shall be required to immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 6 shall require the Company to be responsible for, or have any liability or obligation with respect to, such Eligible Individuals’ excise tax liabilities under Section 4999 of the Code.

7. Claims for Benefits.

(a) Initial Claim. In the event that an Eligible Individual or his or her estate claims (a “claimant”) to be eligible for a payment under the Plan, or claims any other rights under the Plan, such claimant must complete and submit such claim forms and supporting documentation as will be required by the Administrator, in its sole and absolute discretion. In connection with the determination of a claim, or in connection with the review of a denied claim, the claimant may examine the Plan and any other pertinent documents generally available to Eligible Individuals that are specifically related to the claim. A written notice of the disposition of any such claim will be furnished to the claimant within ninety (90) days after the claim is filed with the Administrator. Such notice will refer, if appropriate, to pertinent provisions of the Plan, will set forth in writing the reasons for denial of the claim, if a claim is denied (including references to any pertinent provisions of the Plan), and, where appropriate, will describe any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary. If the claim is denied, in whole or in part, the claimant will also be notified of the Plan’s claim review procedure and the time limits applicable to such procedure.

(b) Request for Review. Within ninety (90) days after receiving written notice of the Administrator’s disposition of the claim, the claimant may file with the Administrator a written request for review of his or her claim. In connection with the request for review, the claimant will be entitled to be represented by counsel and will be given, upon request and free of charge, reasonable access to all pertinent documents for the preparation of his or her claim. If the claimant does not file a written request for review within ninety (90) days after receiving written notice of the Administrator’s disposition of the claim, the claimant will be deemed to have accepted the Administrator’s written disposition, unless the claimant was physically or mentally incapacitated so as to be unable to request review within the ninety (90) day period.

(c) Decision on Review. After receipt by the Administrator of a written application for review of an initial claim determination, the Administrator will review the claim taking into account all comments, documents, records and other information submitted by the claimant regarding the claim without regard to whether such information was considered in the initial benefit determination. The Administrator will notify the claimant of its decision by delivery via certified or registered mail to the claimant’s last known address. A decision on review of the claim will be made by the Administrator within forty-five (45) days of receipt of the written request for review. If special circumstances require an extension of the forty-five (45) day period, the Administrator will so notify the claimant and a decision will be rendered within ninety (90) days of receipt of the request for review. In any event, if a claim is not determined by the Administrator within ninety (90) days of receipt of written submission for review, it will be deemed to be denied. The decision of the Administrator will be provided to the claimant as soon as possible but no later than five (5) days after the benefit determination is made. The decision will be in writing and will include the specific reasons for the decision presented in a manner calculated to be understood by the claimant and will contain references to all relevant Plan provisions on which the decision was based. Such decision will also advise the claimant that he may receive upon request, and free of charge, reasonable access to and copies of all documents, records and other information relevant to his or her claim and will inform the claimant of his or her right to file a civil action under section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in the case of an adverse decision regarding his or her appeal. The decision of the Administrator will be final and conclusive.

8. General Provisions.

(a) Taxes. The Company is authorized to withhold from any payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and Eligible Individuals to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under this Plan.

(b) Offset. The Company may set off against, and each Eligible Individual authorizes the Company to deduct from, any payments due to the Eligible Individual, or to his or her estate, heirs, legal representatives, or successors, any amounts which may be due and owing to the Company or an affiliate by the Eligible Individual, whether arising under this Plan or otherwise; provided that no such offset may be made with respect to amounts payable that are subject to the requirements of Section 409A of the Code unless the offset would not result in a violation of the requirements of Section 409A of the Code.

(c) Term of the Plan; Amendment and Termination. Prior to a Change in Control, the Plan may be amended or modified in any respect, and may be terminated, in any such case, by resolution adopted by two-thirds (2/3) of the Board; provided, however, that no such amendment, modification or termination that is adopted within one (1) year prior to a Change in Control that would adversely affect the benefits or protections hereunder of any individual who is an Eligible Individual as of the date such amendment, modification or termination is adopted shall be effective as it relates to such individual, except for any amendment or modification to which such Eligible Individual consents in writing; provided, further, however, that the Plan may not be amended, modified or terminated, (i) at the request of a third party who has indicated an intention or taken steps to effect a Change in Control and who effectuates a Change in Control, or (ii) otherwise in connection with, or in anticipation of, a Change in Control that actually occurs, and any such attempted amendment, modification or termination shall be null and void ab initio. Any action taken to amend, modify or terminate the

Plan which is taken subsequent to the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a Change in Control shall conclusively be presumed to have been taken in connection with a Change in Control. For a period of two (2) years following the occurrence of a Change in Control, the Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Individual under the Plan on the date the Change in Control occurs.

(d) Successors. The Plan shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs and personal representatives and estates, as the case may be. Neither the Plan nor any right or obligation hereunder of any party may be assigned or delegated without the prior written consent of the other party hereto; provided, however, that the Company may assign this Plan to any of its affiliates and an Eligible Individual may direct payment of any benefits that will accrue upon death. An Eligible Individual shall not have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any payments or other benefits provided under the Plan; and no benefits payable under the Plan shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law, except by will or pursuant to the laws of descent and distribution. The Plan shall not confer any rights or remedies upon any person or legal entity other than the parties hereto and their respective successors and permitted assigns.

(e) Unfunded Obligation. All benefits due an Eligible Individual under this Plan are unfunded and unsecured and are payable out of the general funds of the Company.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder will be construed as (i) giving an Eligible Individual the right to continue in the employ or service of the Company or an affiliate; (ii) interfering in any way with the right of the Company or any affiliate to terminate an Eligible Individual’s employment or service at any time; or (iii) giving an Eligible Individual any claim to be treated uniformly with other employees.

(g) Nonexclusivity of the Plan. The adoption of the Plan by the Company will not be construed as creating any limitations on the power of the Company to adopt such other incentive arrangements as it may deem desirable. Except as otherwise expressly provided herein, nothing contained in the Plan will be construed to prevent the Company from taking any action which is deemed by the Company to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any payments made under the Plan. No employee, beneficiary or other person will have any claim against the Company as a result of any such action. Any action with respect to the Plan taken by the Administrator, the Company, or any designee of the foregoing shall be conclusive upon all Eligible Individuals and beneficiaries entitled to benefits under the Plan. In the event an Eligible Individual is party to or covered by another agreement or arrangement (an “Alternative Arrangement”) with the Company providing payments or benefits to such Eligible Individual upon the occurrence of one or more of the scenarios or events addressed in Section 5 of this Plan then, if such a scenario or event actually occurs, the Eligible Individual shall be entitled to receive payments and benefits under either the Alternative Arrangement or this Plan, whichever provides the greater aggregate payments and benefits in accordance with the applicable governing terms and conditions.

(h) Severability. If any provision of the Plan is held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Plan, but such provision will be fully severable and the Plan will be construed and enforced as if the illegal or invalid provision had never been included herein.

(i) Application of Section 409A. The amounts payable pursuant to Section 5 of this Plan are intended, to the greatest extent possible, to comply with the short-term deferral exception and/or separation pay exception to Section 409A of the Code. To the extent that an Eligible Individual is a “specified employee” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) as of the Eligible Individual’s Date of Termination, no amount that constitutes a deferral of compensation which is payable on account of the Eligible Individual’s separation from service shall be paid to the Eligible Individual before the date (the “Delayed Payment Date”) which is first day of the seventh month after the Eligible Individual’s Date of Termination or, if earlier, the date of the Eligible Individual’s death following such Date of Termination. All such amounts that would, but for this Section 9(i), become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date. No interest will be paid by the Company with respect to any such delayed payments. For purposes of Section 409A of the Code, each payment or amount due under this Plan shall be considered a separate payment, and an Eligible Individual’s entitlement to a series of payments under this Plan is to be treated as an entitlement to a series of separate payments. It is intended that this Plan, to the extent practicable, comply and be interpreted in accordance with Section 409A of the Code, and the Company shall, as necessary, adopt such confirming amendments as are necessary to comply with Section 409A of the Code without reducing the benefits payable hereunder to any Eligible Individual without his or her express written consent. The Company does not make any representations with respect to the application of Section 409A of the Code to any tax, economic or legal consequences of any payments payable under this Plan, and an Eligible Individual retains full responsibility for the potential application of Section 409A of the Code to the tax and legal consequences of payments payable to the Eligible Individual hereunder. The Company shall not indemnify or otherwise compensate an Eligible Individual for any violation of Section 409A of the Code that may occur in connection with this Plan.

(j) Governing Law. All questions arising with respect to the provisions of the Plan and payments due hereunder will be determined by application of the laws of the State of Texas, without giving effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law.

(k) Word Usage. Words used in the masculine shall apply to the feminine, where applicable, and wherever the context of the Plan dictates, the plural shall be read as the singular and the singular as the plural.

(l) Status/Named Fiduciary. The Plan is intended to qualify for the exemptions under Title I of ERISA provided for plans that are unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. The Administrator shall be the named fiduciary for purposes of the Plan.

(m) ERISA Rights. As a participant in the Plan, Eligible Individuals are entitled to certain rights and protections under ERISA, which provides that all Plan participants shall be entitled to:

(i) Examine without charge, at the Administrator’s office and at other specified locations such as worksites, all Plan documents, and copies of all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports.

(ii) Obtain copies of all Plan documents and other Plan information upon written request to the Administrator. The Administrator may make a reasonable charge for the copies.

(iii) To the extent applicable, receive a summary of the Plan’s annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes obligations upon the people who are responsible for the operation of employee benefit plans. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of Eligible Individuals and beneficiaries. No one, including the Company, may fire an Eligible Individual or otherwise discriminate against the Eligible Individual in any way to prevent the Eligible Individual from obtaining benefits or exercising his or her rights under ERISA.

If a claim for a benefit under this Plan is denied in whole or in part, an Eligible Individual has the right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps an Eligible Individual can take to enforce the above rights. For instance, if an Eligible Individual requests materials from the Administrator and does not receive them within 30 days, the Eligible Individual may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and pay the Eligible Individual up to $110 a day until the Eligible Individual receives the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If an Eligible Individual’s claim for benefits is denied or ignored, in whole or in part, the Eligible Individual may file suit in a state or federal court. If an Eligible Individual is discriminated against for asserting his or her rights, the Eligible Individual may seek assistance from the U.S. Department of Labor, or file suit in a federal court. The court will decide who should pay court costs and legal fees. If the Eligible Individual is successful, the court may order the person sued by the Eligible Individual to pay the costs and fees. If the Eligible Individual loses, the court may order the Eligible Individual to pay the costs and fees (for example, if it finds that the Eligible Individual’s claim is frivolous).

If an Eligible Individual has any questions about this Plan, the Eligible Individual should contact the Administrator. If an Eligible Individual has any questions about this statement or about his or her rights under ERISA, or if an Eligible Individual needs assistance in obtaining documents from the Administrator, he or she should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington D.C. 20210. An Eligible Individual may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

(n) Additional Information.

Plan Name:	CSW Industrials, Inc. Executive Change in Control and Severance Benefit Plan

Fiscal Year of Plan:	April 1 through March 31

Type of Plan:	Top Hat Pension Plan

Plan No.:	510

Plan Sponsor:	CSW Industrials, Inc. 5420 Lyndon B. Johnson Freeway, Suite 500 Dallas, Texas 75240 Phone: (214) 884-3775 Employer I.D. Number: 47-2266942

Plan Administrator:	CSW Industrials, Inc. 5420 Lyndon B. Johnson Freeway, Suite 500 Dallas, Texas 75240 Phone: (214) 884-3775

Agent for Service of Legal Process:	General Counsel of the Company, Process shall be served at the address specified above.

[Signature Page Follows]

EXECUTED this 9th day of December, 2016.

CSW INDUSTRIALS, INC.

By: /s/ Luke Alverson
Name: Luke Alverson
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT A

ELIGIBLE INDIVIDUALS

LEVEL ONE:

Joseph B. Armes

LEVEL TWO:

Luke E. Alverson
Greggory C. Branning
Chris J. Mudd

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